0 82-03116

GREAT QUEST
METALS LTD.

07022158

March 12, 2007

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA 20549

SEC MAIL PROCESSING SECTION RECEIVED MAR 19 2007 WASH. D.C. 185

Dear Sirs:

RE: Great Quest Metals Ltd. (the "Company")
Notice of 2007 Annual General Meeting & Record Date

In accordance with National Instrument 54-101, please be advised of the following information:

Meeting Type:	Annual General Meeting with NOBO List
Date & Time:	May 25, 2007 at 2:00 p.m.
Address:	595 Howe Street, 10th Floor, Vancouver, BC
Beneficial Ownership Determination Date:	April 20, 2007
Proxy Voting Cut-off Date and Time:	May 23, 2007
Proxy Material Available Date:	April 27, 2007
Class of Securities entitled to receive Notice to Vote	Common

Yours truly,

GREAT QUEST METALS LTD.

PROCESSED
APR 11 2007
THOMSON FINANCIAL

dw 4/5

J. Nestoruk
Jennifer Nestoruk
Corporate Secretary

END

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com